VIA EDGAR

June 6, 2016

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE, Mail Stop 4561

Washington, D.C. 20549

Attention: Ms. Maryse Mills-Apenteng, Special Counsel

Re:	Denali Holding Inc.

Registration Statement on Form S-4

File No. 333-208524

Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Denali Holding Inc. (the “Registrant”) hereby requests acceleration of the effectiveness of the above-referenced Registration Statement on Form S-4 (the “Registration Statement”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7, so that it may become effective on June 6, 2016 at 4:00 p.m. Eastern Time, or as soon as possible thereafter.

The Registrant hereby acknowledges the following:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing of the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of the effectiveness of the Registration Statement by telephone call to its counsel Richard Capelouto of Simpson Thacher & Bartlett LLP at (650) 251-5060 or, in his absence, Christopher May of the same firm at (713) 821-5666, followed by written confirmation to the addressees listed on the cover page of the Registration Statement. Thank you for your continued assistance.

Very truly yours,

DENALI HOLDING INC.

By: /s/ Richard J. Rothberg

Name: Richard J. Rothberg

Title: Senior Vice President,

    General Counsel and Secretary

cc:	Janet B. Wright

Vice President — Corporate, Securities &

Finance Counsel

Dell Inc.

Richard Capelouto, Esq.

Christopher R. May, Esq.

Simpson Thacher & Bartlett LLP

Richard J. Parrino, Esq.

Kevin K. Greenslade, Esq.

Hogan Lovells US LLP

Paul T. Dacier, Esq.

Executive Vice President, General Counsel and

Assistant Secretary

EMC Corporation

Margaret A. Brown, Esq.

Laura P. Knoll, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP